1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 14, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/11/14

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2011/10/14：To announce the procurement of Transport Network Solidification

2.	Announcement on 2011/10/14：To announce the acquisition of HON HAI PRECISION IND Corporation Corporate Bonds

3.	Announcement on 2011/10/19：To announce the procurement of a batch of mobile 3G system equipments

4.	Announcement on 2011/10/20：Chunghwa Telecom holds investor conference call for the third quarter of 2011 operation results

5.	Announcement on 2011/11/04：Chunghwa Telecom to attend investor conference

6.	Announcement on 2011/11/10：To announce the Company’s October 2011 revenues

7.	Announcement on 2011/11/10：To announce the differences for the first three quarters of 2011 financial statements between ROC GAAP and US GAAP

8.	Announcement on 2011/11/10：October 2011 sales

Exhibit 1

To announce the procurement of Transport Network Solidification

Date of events: 2011/10/14

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): 2011 Alcatel-Lucent SDH expansion for Transport Network Solidification etc.

2. Date of the occurrence of the event: 2010/10/15~2011/10/14

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$366,114,944

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.; equity method investment

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Telecom construction.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

Exhibit 2

To announce the acquisition of HON HAI PRECISION IND Corporation Corporate Bonds

Date of events: 2011/10/14

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HON HAI PRECISION IND Corporation Corporate Bonds (Code: B64441)

2. Date of occurrence of the event: 2010/12/17~2011/10/14

3. Volume, unit price, and total monetary amount of the transaction: NT$380,709,559.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): CAPITAL SECURITIES; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Lump sum cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$375,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.91% of total assets; 7.59% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$22,653,988,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$51.57.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

Exhibit 3

To announce the procurement of a batch of mobile 3G system equipments

Date of events: 2011/10/19

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): a batch of mobile 3G system equipments for 2011 expansion plan

2. Date of the occurrence of the event: 2011/10/19

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$4,810,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks Oy

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To expand the mobile 3G system

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

Exhibit 4

Chunghwa Telecom holds investor conference call for the third quarter of 2011 operation results

Date of events: 2011/10/20

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/10/28

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Teleconference.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir at 14:00pm Taipei Time Oct. 28, 2011.

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

Exhibit 5

Chunghwa Telecom to attend investor conference

Date of events: 2011/11/04

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/11/07~2011/11/08

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Investor Conference held by Deusche Bank in Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

Exhibit 6

To announce the Company’s October 2011 revenues

Date of events: 2011/10/11

Contents:

1. Date of occurrence of the event: 2011/11/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 0.1% year-over-year increase in unconsolidated total revenue to NT$15.79 billion in October 2011. Operating income increased by 2.3% year-over-year to NT$4.41 billion, net income increased by 11.2% year-over-year to NT$4.1 billion, and EPS rose by 39.5% to NT$0.53.

The revenue increase was primarily attributable to (1) the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators and (2) the growth of mobile value added service revenue and MOD revenue, which offset the impact of (1) the decrease in mobile revenue resulting from the pricing right shift, (2) the mandated tariff reduction, (3) the hold back handset sales because of customers’ wait for new iPhone model, (4) the broadband tariff reduction and (5) the mobile internet service discounts.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 7

To announce the differences for the first three quarters of 2011 financial statements between ROC GAAP and US GAAP

Date of events: 2011/10/11

Contents:

1. Date of occurrence of the event: 2011/10/28

2. Cause of occurrence: To announce the differences for the first three quarters of 2011 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

Contents of differences due to the adaptation of accounting principles in two locations:

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$37,846,266 thousand, earnings per share of NT$4.75 for the first three quarters of 2011, and consolidated shareholders’ equity of NT$362,785,714 thousand as of September 30, 2011.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$39,832 million, earnings per share of NT$5.02 for the first three quarters of 2011 and consolidated shareholders’ equity of NT$292,302 million as of September 30, 2011.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

Exhibit 8

Chunghwa Telecom

November 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Oct	Invoice amount	16,138,467	17,584,836	(-) 1,446,369	(-) 8.23%

Jan-Oct	Invoice amount	163,108,919	169,217,419	(-) 6,108,500	(-) 3.61%

Oct	Net sales	15,791,082	15,782,195	(+) 8,887	(+) 0.06%

Jan-Oct	Net sales	160,361,321	154,384,721	(+) 5,976,600	(+) 3.87%

b	Trading purpose : None